Exhibit 99.1

Thomson Reuters Reports First-Quarter 2018 Results

TORONTO, May 11, 2018 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the first quarter ended March 31, 2018. The company also issued a full-year 2018 Outlook for its continuing operations and announced a new $500 million share repurchase program.

“We are encouraged by the best first-quarter performance in several years with each business having performed at or above our expectations,” said Jim Smith, president and chief executive officer of Thomson Reuters. “The health of our Q1 results gives us even greater conviction in our ability to stay focused on the opportunities at hand, while simultaneously working quickly to close the proposed F&R/Blackstone partnership and prepare both companies for future success. We are excited about the potential to further strengthen our Legal and Tax businesses — both organically and inorganically, with the financial wherewithal and flexibility to deliver for our customers and shareholders.”

Consolidated Financial Highlights – First Quarter 2018

Unless otherwise noted, all results are from continuing operations and exclude the results of the company’s Financial & Risk (F&R) business unit. F&R is now classified as a discontinued operation, Reuters News is now a reportable segment and prior-year results have been restated accordingly to reflect these changes. Please see the tables appended to this news release for additional information.

On January 30, 2018, Thomson Reuters announced that it signed a definitive agreement to sell a 55% majority stake in the F&R business and enter into a strategic partnership with private equity funds managed by Blackstone. Thomson Reuters will receive approximately $17 billion in gross proceeds at closing (subject to purchase price adjustments) and will retain a 45% interest in the partnership. The transaction is expected to close in the second half of 2018 and is subject to specified regulatory approvals and customary closing conditions.

Three Months Ended March 31,

(Millions of U.S. dollars, except for adjusted EBITDA margin and EPS)

(unaudited)

IFRS Financial Measures(1)	2018	2017	Change	Change at Constant Currency
Revenues	$1,379	$1,331	4%
Operating profit	$268	$274	-2%
Diluted (loss) earnings per share (EPS) (includes discontinued operations)	$(0.48)	$0.41	n/m
Cash flow from operations (includes discontinued operations)	$419	$(368)	n/m

Non-IFRS Financial Measures(1)
Revenues	$1,379	$1,331	4%	3%
Adjusted EBITDA	$430	415	4%	3%
Adjusted EBITDA margin	31.2%	31.2%	0bp	0bp
Adjusted EPS	$0.28	$0.25	12%	12%
Free cash flow (includes discontinued operations)	$120	$(585)	n/m
n/m – not meaningful

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Revenues increased 4% due to higher recurring revenues and a positive impact from foreign currency.

o	At constant currency, revenues increased 3%.

Operating profit decreased 2% due to the unfavorable impact of a prior-year period gain on an investment.

o	Adjusted EBITDA increased 4% and the margin was unchanged at 31.2%.

Diluted loss per share reflects an $844 million deferred tax charge associated with the proposed sale of a 55% interest in the company’s Financial & Risk business. The tax charge is required to be recorded when a business is first considered held for sale, rather than when the sale is completed. The company estimates that a cash tax

Thomson Reuters Reports First-Quarter 2018 Results

payment of approximately $300 million will arise in 2018 in connection with the closing of the transaction and the remainder deferred until such time as the company disposes of its 45% interest in the new partnership.

o	Adjusted EPS, which excludes discontinued operations, was $0.28 and increased 12%, or $0.03 per share, due to higher adjusted EBITDA and lower interest expense.

Cash flow from operations increased $787 million primarily because the prior-year period included a $500 million pension contribution as well as severance payments.

o	Free cash flow increased $705 million reflecting similar factors.

Highlights by Business Unit – Three Months Ended March 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	March 31,		Change
	2018	2017	Total	Foreign Currency	Constant Currency
Revenues
Legal(1)	$872	$841	4%	2%	2%
Tax & Accounting	437	417	5%	0%	5%
Reuters News	72	74	-3%	4%	-7%
Eliminations	(2)	(1)
Revenues	$1,379	$1,331	4%	1%	3%

Adjusted EBITDA
Legal(1)	$319	$314	2%	1%	1%
Tax & Accounting	147	141	4%	-1%	5%
Reuters News	8	13	-38%	0%	-38%
Corporate	(44)	(53)	n/a	n/a	n/a
Adjusted EBITDA	$430	$415	4%	1%	3%

Adjusted EBITDA Margin
Legal(1)	36.6%	37.3%	-70bp	-20bp	-50bp
Tax & Accounting	33.6%	33.8%	-20bp	-30bp	10bp
Reuters News	11.1%	17.6%	-650bp	-60bp	-590bp
Corporate	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	31.2%	31.2%	0bp	0bp	0bp

n/a – not applicable

(1)  Includes certain portions of the Risk business (Regulatory Intelligence and Compliance Learning) that will be retained by the Legal segment in connection with the proposed sale of 55% of the F&R business. These businesses generated approximately $69 million of annual revenues in 2017.

Unless otherwise noted, all revenue growth comparisons by business unit in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Legal

Revenues increased 2% to $872 million.

o	Recurring revenues grew 4% (73% of total)
o	Print revenues declined 2% (18% of total)
o	Transactions revenues declined 1% (9% of total)

Adjusted EBITDA increased 2% to $319 million.

o	The margin decreased to 36.6% from 37.3% due to product and marketing investments. In constant currency, the margin decreased 50 basis points.

Thomson Reuters Reports First-Quarter 2018 Results

Tax & Accounting

Revenues increased 5% to $437 million.

o	Recurring revenues grew 8% (71% of total)
o	Transactions revenues declined 1% (26% of total)
o	Print revenues declined 7% (3% of total)

Adjusted EBITDA increased 4% to $147 million.

o	The margin decreased to 33.6% from 33.8%. In constant currency, the margin increased 10 basis points.

Reuters News

Revenues decreased 7% to $72 million due to a reduction in Agency spend, and a contractual payment received in the first quarter of 2017, which created a difficult year-on-year comparison.

When the F&R transaction closes, Reuters News and the new F&R partnership will enter into a 30-year agreement for Reuters News to supply news and editorial content to the partnership for a minimum amount of $325 million per year. Reuters News revenues will not reflect F&R payments until after the transaction closes.

o	Recurring revenues declined 6% (86% of total)
o	Transactions revenues declined 9% (14% of total)

Adjusted EBITDA decreased 38% to $8 million.

o	The margin decreased to 11.1% from 17.6%. In constant currency, the margin decreased 590 basis points due to lower revenues.

Corporate

Corporate costs at the adjusted EBITDA level were $44 million, compared to $53 million in the prior-year period, a decrease of 17%, largely timing related. Corporate costs are expected to increase over the balance of the year as the company expects to retain stranded costs (as previously announced) that will not be eliminated with the sale of the 55% interest in F&R. These stranded costs are expected to decline to $50 million or less by 2020.

The company also expects to incur cash costs and to make investments in 2018 and 2019 in the ongoing Thomson Reuters business resulting from the operational separation of F&R from the rest of the company. These cash costs and investments are expected to be incurred over the next two years starting in the second quarter of 2018 and will be reflected in Corporate costs.

Financial & Risk – Discontinued Operation

(Millions of U.S. dollars, except for adjusted EBITDA margin) (unaudited)

Financial & Risk (Discontinued Operations)(1)	Three Months Ended
	March 31,		Change
	2018	2017	Total	Foreign Currency	Constant Currency(2)
Revenues	$1,583	$1,485	7%	4%	3%
Adjusted EBITDA	526	461	14%	5%	9%
Adjusted EBITDA margin	33.2%	31.0%	220bp	20bp	200bp
Cash flow from operations	$210	$70	n/m
Free cash flow (non-IFRS measure)(2)	$91	$(44)	n/m
Capital expenditures	$108	$105	3%

n/m – not meaningful

(1) Excludes certain portions of the Risk business (Regulatory Intelligence and Compliance Learning) that will be retained by the Legal segment in connection with the proposed sale of 55% of the F&R business. These businesses generated approximately $69 million of annual revenues in 2017.

(2) In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Thomson Reuters Reports First-Quarter 2018 Results

Revenues increased 3% to $1.6 billion.

o	Recurring revenues grew 1% (77% of total)
o	Transactions revenues grew 14% (16% of total)
◾	Growth was driven by increased market volatility in the quarter.
o	Recoveries revenues decreased 5% (7% of total).

Adjusted EBITDA increased 14% to $526 million.

o	The margin increased to 33.2% from 31.0%. In constant currency, the margin increased 200 basis points.

Cash flow from operations increased $140 million primarily due to higher earnings, excluding non-cash items, and severance payments in the prior-year period.

o	Free cash flow increased $135 million reflecting similar factors.

Dividend & Share Repurchases; Financial & Risk Transaction Proceeds Update

In January 2018, the Thomson Reuters board of directors approved an annual dividend of $1.38 per common share for the year. A quarterly dividend of $0.345 per share is payable on June 15, 2018 to common shareholders of record as of May 17, 2018.

The company has not repurchased any shares to date in 2018. Today, the company announced that it may buy back up to $500 million of its shares prior to the closing of the proposed Financial & Risk transaction under its normal course issuer bid (NCIB). The company’s current NCIB expires later this month and the company plans to renew its NCIB for a new 12 month period. Any repurchases under the NCIB prior to the closing of the proposed Financial & Risk transaction will reduce the size of a contemplated post-closing substantial issuer bid/tender offer made to all shareholders, which may be at a premium to the then-current market price of the company’s shares. The company currently expects to use between $9 billion and $10 billion of the estimated $17 billion of gross proceeds of the transaction to return capital to its shareholders through a substantial issuer bid/tender offer. The company’s principal shareholder (Woodbridge) is expected to participate pro rata in the substantial issuer bid/tender offer.

The price that Thomson Reuters will pay for shares in open market transactions under its NCIB will be the market price at the time of purchase or such other price as may be permitted by the Toronto Stock Exchange. The amount of shares that Thomson Reuters buys back under the new repurchase program will be dependent on the timing of the closing of the transaction and other factors, such as market conditions, share price and other opportunities to invest capital for growth. Thomson Reuters may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws.

The company now expects to use between $3.0 billion and $4.0 billion of the proceeds from the proposed Financial & Risk transaction to repay debt. Therefore, the company does not anticipate the need to establish a dividend reinvestment plan (DRIP).

As previously disclosed, the company intends to utilize the remaining $1.0 billion to $3.0 billion of proceeds to fund strategic, targeted acquisitions to bolster its positions in key growth segments of its Legal and Tax businesses.

The company also expects to use between $1.5 billion and $2.5 billion for: cash taxes, pension contributions, bond redemption costs, and other fees and outflows related to the transaction. These funds include $500 million to $600 million of spend that the company views as necessary to eliminate stranded costs as well as investments to re-position the company following the separation of the businesses.

Thomson Reuters Reports First-Quarter 2018 Results

Business Outlook 2018 (At Constant Currency)

Thomson Reuters today provided its Outlook for 2018. The company’s 2018 Outlook assumes constant currency rates compared to 2017 and does not factor in the impact of acquisitions or divestitures that may occur, except for the company’s planned sale of a 55% interest in the F&R business. F&R is considered a discontinued operation for the full-year 2018 and is excluded from the company’s 2018 Outlook.

For the full-year 2018, the company expects:

•	Low single-digit revenue growth (excludes 2018 payment to Reuters News from F&R following the closing of the transaction)

•	Adjusted EBITDA to range between $1.2 billion—$1.3 billion (including the costs referred to below)

•	Total Corporate costs between $500 million and $600 million (including stranded costs and investments to reposition the company following the separation of the businesses)

•	Depreciation and Amortization of computer software between $500 million and $525 million

•	Capital expenditures of approximately 10% of revenues

•	Interest expense of approximately $165 million for the first half of the year. The company plans to provide an outlook for its second half interest expense at a later date as those expenses are based on the closing date of the F&R transaction

•	Effective tax rate on adjusted earnings between 14%—16%

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the business unit or segment level), free cash flow, adjusted EPS, and selected measures excluding the impact of foreign currency. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables. The term “organic” refers to Thomson Reuters’ existing businesses before the impact of acquisitions.

The company’s business outlook contains various non-IFRS financial measures. For outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2018 impact of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to foreign exchange contracts and intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions that it does not anticipate.

Thomson Reuters Reports First-Quarter 2018 Results

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “Business Outlook 2018 (At Constant Currency)” section, Mr. Smith’s comments and statements regarding the proposed strategic partnership with Blackstone involving the Financial & Risk business and the new share repurchase program are forward-looking. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that a transaction involving all or part of the F&R business will be completed or that the events described in any other forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2018. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company’s 2018 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in most of the countries where Thomson Reuters operates, a continued increase in demand for high quality information and workflow solutions and a continued need for trusted products and services that help customers navigate changing geopolitical, economic and regulatory environments. Internal financial and operational assumptions include, but are not limited to, the successful execution of sales initiatives, ongoing product release programs, our globalization strategy and other growth and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of telecommunications, data centers, network systems or the Internet; increased accessibility to free or relatively inexpensive information sources; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality management and key employees; failure to protect the brands and reputation of Thomson Reuters; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements, risk of antitrust/competition-related claims or investigations; impairment of goodwill and other identifiable intangible assets; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; failure to complete the proposed Financial & Risk transaction; difficulties separating Financial & Risk from the company; and failure to realize the benefits of the strategic Financial & Risk partnership. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its first-quarter 2018 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports First-Quarter 2018 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended March 31,
	2018	2017
CONTINUING OPERATIONS
Revenues	$1,379	$1,331
Operating expenses	(952)	(911)
Depreciation	(30)	(28)
Amortization of computer software	(98)	(96)
Amortization of other identifiable intangible assets	(29)	(35)
Other operating (losses) gains, net	(2)	13

Operating profit	268	274
Finance costs, net:
Net interest expense	(78)	(92)
Other finance income (costs)	7	(28)

Income before tax and equity method investments	197	154
Share of post-tax earnings in equity method investments	2	2
Tax expense	(27)	(11)

Earnings from continuing operations	172	145
(Loss) earnings from discontinued operations, net of tax	(483)	169

Net (loss) earnings	$(311)	$314

(Loss) earnings attributable to:
Common shareholders	(339)	297
Non-controlling interests	28	17
(Loss) earnings per share:
Basic and diluted (loss) earnings per share:
From continuing operations	$0.24	$0.20
From discontinued operations	(0.72)*	0.21

Basic and diluted (loss) earnings per share	$(0.48)	$0.41

Basic weighted-average common shares	710,763,749	727,200,617

Diluted weighted-average common shares	711,498,620	729,194,404

*	Basic and diluted loss per share from discontinued operations reflects an $844 million deferred tax charge associated with the proposed sale of a 55% interest in our Financial & Risk business. The tax charge is required to be recorded when a business is first considered held for sale, rather than when the sale is completed. The company estimates that a cash tax payment of approximately $300 million will arise in 2018 in connection with the closing of the transaction and the remainder deferred until such time as the company disposes of its 45% interest in the new partnership.

Thomson Reuters Reports First-Quarter 2018 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	March 31,	December 31,
	2018	2017
Assets
Cash and cash equivalents	$502	$874
Trade and other receivables	839	1,457
Other financial assets	53	98
Prepaid expenses and other current assets	397	548

Current assets excluding assets held for sale	1,791	2,977
Assets held for sale	14,687	—

Current assets	16,478	2,977

Computer hardware and other property, net	528	921
Computer software, net	892	1,458
Other identifiable intangible assets, net	3,335	5,315
Goodwill	5,061	15,042
Other financial assets	39	83
Other non-current assets	575	605
Deferred tax	50	79

Total assets	$26,958	$26,480

Liabilities and equity
Liabilities
Current indebtedness	$1,760	$1,644
Payables, accruals and provisions	1,022	2,086
Deferred revenue	695	937
Other financial liabilities	66	129

Current liabilities excluding liabilities associated with assets held for sale	3,543	4,796
Liabilities associated with assets held for sale	1,813	—

Current liabilities	5,356	4,796

Long-term indebtedness	5,343	5,382
Provisions and other non-current liabilities	1,263	1,740
Other financial liabilities	278	279
Deferred tax	1,334	708

Total liabilities	13,574	12,905

Equity
Capital	9,541	9,549
Retained earnings	6,829	7,201
Accumulated other comprehensive loss	(3,502)	(3,673)

Total shareholders’ equity	12,868	13,077
Non-controlling interests	516	498

Total equity	13,384	13,575

Total liabilities and equity	$26,958	$26,480

Thomson Reuters Reports First-Quarter 2018 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2018	2017
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$172	$145
Adjustments for:
Depreciation	30	28
Amortization of computer software	98	96
Amortization of other identifiable intangible assets	29	35
Deferred tax	5	4
Other	47	60
Pension contribution	—	(500)
Changes in working capital and other items	(172)	(265)

Operating cash flows from continuing operations	209	(397)
Operating cash flows from discontinued operations	210	29

Net cash provided by (used in) operating activities	419	(368)

Investing activities
Acquisitions, net of cash acquired	(27)	—
Proceeds from disposals of businesses and investments	—	10
Capital expenditures, less proceeds from disposals	(179)	(108)
Other investing activities	—	6

Investing cash flows from continuing operations	(206)	(92)
Investing cash flows from discontinued operations	(108)	(283)

Net cash used in investing activities	(314)	(375)

Financing activities
Proceeds from debt	1,370	—
Repayments of debt	—	(550)
Net (repayments) borrowings under short-term loan facilities	(1,252)	255
Repurchases of common shares	—	(284)
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(236)	(242)
Other financing activities	—	5

Financing cash flows from continuing operations	(119)	(817)
Financing cash flows from discontinued operations	(11)	(9)

Net cash used in financing activities	(130)	(826)

Decrease in cash and bank overdrafts	(25)	(1,569)
Translation adjustments	1	2
Cash and bank overdrafts at beginning of period	868	2,367

Cash and bank overdrafts at end of period	$844	$800

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$502	$812
Cash and cash equivalents in assets held for sale	346	—
Bank overdrafts	(4)	(12)

	$844	$800

Thomson Reuters Reports First-Quarter 2018 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended March 31,
	2018	2017	Change
Earnings from continuing operations	$172	$145	19%
Adjustments to remove:
Tax expense	27	11
Other finance (income) costs	(7)	28
Net interest expense	78	92
Amortization of other identifiable intangible assets	29	35
Amortization of computer software	98	96
Depreciation	30	28

EBITDA	$427	$435
Adjustments to remove:
Share of post-tax earnings in equity method investments	(2)	(2)
Other operating losses (gains), net	2	(13)
Fair value adjustments	3	(5)

Adjusted EBITDA	$430	$415	4%

Adjusted EBITDA margin (1)	31.2%	31.2%	0bp

Reconciliation of Net Earnings to Adjusted Earnings(2)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended March 31,
	2018	2017	Change
Net (loss) earnings	$(311)	$314	n/m
Adjustments to remove:
Fair value adjustments	3	(5)
Amortization of other identifiable assets	29	35
Other operating losses (gains), net	2	(13)
Other finance (income) costs	(7)	28
Share of post-tax earnings in equity method investments	(2)	(2)
Tax on above items	(5)	(2)
Tax items impacting comparability	2	—
Loss (earnings) from discontinued operations, net of tax	483	(169)
Interim period effective tax rate normalization(3)	4	(5)
Dividends declared on preference shares	(1)	(1)

Adjusted earnings	$197	$180	9%

Adjusted EPS	$0.28	$0.25	12%

Foreign currency(4)			0%
Before currency (4)			12%
Diluted weighted-average common shares (millions)	711.5	729.2

n/m: not meaningful

Refer to page 12 for footnotes.

Thomson Reuters Reports First-Quarter 2018 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Discontinued Operations to Financial & Risk Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended March 31,
	2018	2017	Change
(Loss) earnings from discontinued operations	$(483)	$169	n/m
Adjustments to remove:
Tax expense (benefit)	868	(2)
Other finance costs (income)	5	(1)
Net interest expense	4	1
Amortization of other identifiable intangible assets	28	84
Amortization of computer software	30	84
Depreciation	14	44

EBITDA	$466	$379
Adjustments to remove:
Other operating losses, net	41	9
Fair value adjustments	18	70
IP & Science discontinued operations	1	3

Financial & Risk discontinued operations adjusted EBITDA	$526	$461	14%

Adjusted EBITDA margin (1)	33.2%	31.0%	220bp

n/m: not meaningful

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(5)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31,
	2018	2017
Net cash provided by operating activities	$419	$(368)
Capital expenditures, less proceeds from disposals	(179)	(108)
Capital expenditures from discontinued operations	(108)	(105)
Other investing activities	—	6
Dividends paid on preference shares	(1)	(1)
Dividends paid to non-controlling interests from discontinued operations	(11)	(9)

Free cash flow	$120	$(585)

Thomson Reuters Corporation

Reconciliation of Operating Cash Flows from Discontinued Operations to Financial & Risk Free Cash Flow(5)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31,
	2018	2017
Operating cash flows from discontinued operations	$210	$29
Remove: Operating cash flows – IP & Science discontinued operations	—	41
Capital expenditures from discontinued operations	(108)	(105)
Dividends paid to non-controlling interests from discontinued operations	(11)	(9)

Free cash flow – Financial & Risk discontinued operations	$91	$(44)

Refer to page 12 for footnotes.

Thomson Reuters Reports First-Quarter 2018 Results

Footnotes

(1)	Thomson Reuters defines adjusted EBITDA for its business units as earnings from continuing operations, or for F&R as (loss) earnings from discontinued operations, before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax (earnings) losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Consolidated adjusted EBITDA is comprised of adjusted EBITDA for its business units and Corporate. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the Company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.
(2)	Adjusted earnings and adjusted EPS include dividends declared on preference shares but exclude the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.
(3)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(4)	The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.
(5)	Free cash flow (includes free cash flow from continuing and discontinued operations) is net cash provided by (used in) operating activities, and other investing activities less capital expenditures, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests from discontinued operations. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

Supplemental

Thomson Reuters Corporation

Depreciation and Amortization of Computer Software by Business Segment

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31,
	2018	2017
Legal	$63	$64
Tax & Accounting	37	32
Reuters News	4	4
Corporate	24	24

Total depreciation and amortization of computer software	$128	$124

Thomson Reuters Reports First-Quarter 2018 Results

Appendix A

The following supplemental information provides revised 2017 business segment information excluding the Financial & Risk (F&R) business, which was classified as a discontinued operation beginning in the first quarter of 2018. The information provided illustrates the company’s business on a continuing operations basis. As it includes certain estimates, it is subject to revision until the proposed F&R transaction is completed.

Revised Business Segment Information

(Excluding the F&R Segment)

(millions of U.S. dollars except for per share amounts)

(unaudited)

	Year Ended				Year Ended
	December 31, 2017	Adjustments			December 31, 2017
	Previously Reported	Remove F&R Segment Results	Add Back Retained Businesses(3)	Other Adjustments(4)	Revised Excluding F&R
Revenues
Financial & Risk	$6,112	(6,112)	—	—	—
Legal	3,390	—	69	—	$3,459
Tax & Accounting	1,551	—	—	—	1,551
Reuters News(1)	296	—	—	—	296
Eliminations	(16)	7	—	—	(9)

Revenues from continuing operations	$11,333	(6,105)	69	—	$5,297

Adjusted EBITDA(2)
Financial & Risk	$1,916	(1,916)	—	—	—
Legal	1,279	—	28	—	$1,307
Tax & Accounting	495	—	—	—	495
Reuters News(1)	27	—	—	—	27
Corporate	(280)	—	—	36	(244)

Adjusted EBITDA	$3,437	(1,916)	28	36	$1,585

Adjusted earnings(2)
Adjusted EBITDA	$3,437	(1,916)	28	36	$1,585
Depreciation and amortization of computer software	(995)	581	(10)	(72)	(496)
Adjustments:
Interest	(362)	—	—	4	(358)
Tax	(205)	121	(2)	3	(83)
Non-controlling interests	(64)	—	—	64	—
Dividends declared on preference shares	(2)	—	—	—	(2)

Adjusted earnings	$1,809	(1,214)	16	35	$646

Adjusted EPS(2)	$2.51	(1.68)	0.02	0.05	$0.90

(1)	Effective January 1, 2018, Reuters News is a reportable segment.

(2)	Refer to the explanatory footnotes on page 12 for definitions of our non-IFRS measures. Refer to the company’s 2017 Annual Report for a reconciliation of this non-IFRS financial measure to the most directly comparable IFRS measure.

(3)	Represents the Regulatory Intelligence and Compliance Learning businesses that will be retained by the company’s Legal segment following the closing of the proposed F&R transaction.

(4)	Other adjustments include the following:

•	Adjusted EBITDA contains costs primarily for real estate optimization that relate to properties to be transferred with the Financial & Risk business.

•	Depreciation and amortization of computer software relates to assets that will not be transferred with the Financial & Risk business.

•	Non-controlling interests relates to third party shareholdings in Tradeweb that will be transferred with the Financial & Risk business.

Thomson Reuters Reports First-Quarter 2018 Results

Appendix A

The following supplemental information provides revised 2017 business segment information excluding the F&R business, which was classified as a discontinued operation beginning in the first quarter of 2018. The information provided illustrates the company’s business on a continuing operations basis. As it includes certain estimates, periods subsequent to March 31, 2017 are subject to revision until the proposed F&R transaction is completed.

Revised Business Segment Information

(Excluding the F&R Segment)

(millions of U.S. dollars except for per share amounts and margins)

(unaudited)

	2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Revenues
Legal	$841	$858	$860	$900	$3,459
Tax & Accounting	417	350	341	443	1,551
Reuters News	74	74	73	75	296
Eliminations	(1)	(2)	(2)	(4)	(9)

Revenues from continuing operations	$1,331	$1,280	$1,272	$1,414	$5,297

Adjusted EBITDA(1)
Legal	$314	$325	$345	$323	$1,307
Tax & Accounting	141	103	95	156	495
Reuters News	13	9	7	(2)	27
Corporate	(53)	(57)	(60)	(74)	(244)

Adjusted EBITDA	$415	$380	$387	$403	$1,585

Adjusted earnings(1)
Adjusted EBITDA	$415	$380	$387	$403	$1,585
Depreciation and amortization of computer software	(124)	(127)	(117)	(128)	(496)
Adjustments:
Interest	(92)	(89)	(89)	(88)	(358)
Tax	(18)	(24)	(1)	(40)	(83)
Dividends declared on preference shares	(1)	—	(1)	—	(2)

Adjusted earnings	$180	$140	$179	$147	$646

Adjusted EPS(1)	$0.25	$0.19	$0.25	$0.21	$0.90

Adjusted EBITDA margin(1)
Legal	37.3%	37.9%	40.1%	35.9%	37.8%
Tax & Accounting	33.8%	29.4%	27.9%	35.2%	31.9%
Reuters News	17.6%	12.2%	9.6%	n/m	9.1%
Corporate	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	31.2%	29.7%	30.4%	28.5%	29.9%

n/m – not meaningful

n/a – not applicable

(1)	Refer to the explanatory footnotes on page 12 for definitions of our non-IFRS measures.